UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 000-29862

FORUM NATIONAL INVESTMENTS LTD.
(Exact name of Registrant as specified in charter)

Suite 200, 550 Denman Street, Vancouver, B.C. Canada V6G 3H1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934. Yes[           ]   No [ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):

82-_______________.

INFORMATION AND DOCUMENTS FURNISHED

Our Form 6-K filed May 13, 2008 has been amended to replace the financial statements and Management Discussion and Analysis previously provided with the attached amended quarterly financial statements for the six month ended March 31, 2008 and corresponding Management Discussion and Analysis.

SUBMITTED HEREWITH

Exhibits

99.1	Amended Condensed Consolidated Financial Statements for the Period Ended March 31, 2009

99.2	Amended Management Discussion and Analysis for the Period Ended March 31, 2009

99.3	Form 52-109FV2 - Certification of CEO

99.4	Form 52-109FV2 - Certification of CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2009	FORUM NATIONAL INVESTMENTS LTD.

/s/ Daniel Clozza
Daniel Clozza, President and Chief Executive Officer

/s/ Martin Tutschek
Martin Tutschek, Chief Financial Officer